

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION





July 3, 2007

Robert K. Ward
Chief Operating Officer
SunGard Institutional Brokerage Inc.
377 East Butterfield Road, Suite 800
Lombard, IL 60148

Re: **Request for No-Action Relief from Rule 10b-10 by SunGard Institutional Brokerage Inc.**

Dear Mr. Ward:

In your letter dated July 3, 2007, on behalf of SunGard Institutional Brokerage Inc. ("SIBI"), you request no-action relief from the staff of the Division of Market Regulation ("Staff") to permit Dealer Participants (as that term is defined in your letter) that use the SunGard Transaction Network ("STN") to provide an electronic trade confirmation service to users of STN ("System Users"). Specifically, you seek assurance that the Staff would not recommend enforcement action to the Commission against Dealer Participants (including SIBI, as applicable) that provide confirmations through STN to System Users that are customers for purposes of Rule 10b-10 under the Securities Exchange Act of 1934 to satisfy their obligations under Rule 10b-10.[1]

Response:

On the basis of the facts and representations contained in your letter, the Staff will not recommend enforcement action to the Commission under Rule 10b-10 against Dealer Participants (including SIBI, as applicable) that deliver confirmations through STN to System Users that are customers for purposes of Rule 10b-10[2] to satisfy their obligations under Rule 10b-10 for both on-network and off-network transactions. In granting this relief, we note in particular that each electronic trade confirmation will include all of the information required by Rule 10b-10 for securities transactions. We also note that all System Users are institutions. Finally, we note that use of STN for off-network

[1] You seek relief both for transactions between Dealer Participants and System Users that are facilitated through STN ("on-network") and for transactions between Dealer Participants and System Users that take place without the use of STN ("off-network"). In the case of off-network transactions, the confirmation would be based on transaction information that is input into STN by Dealer Participants.

[2] The limitation of this relief to System Users that are customers for purposes of Rule 10b-10 is consistent with the relief granted in the Letter re: TradeWeb LLC (July 22, 2003), which applies only to Users of the TradeWeb System (as both those terms are defined in the letter) that are also customers for purposes of Rule 10b-10.

transactions will only be available to System Users that also use STN for on-network transactions.

Any different facts or representations may require a different conclusion. This is a staff position regarding enforcement action under Rule 10b-10 only, and does not express any legal conclusions regarding the applicability of Rule 10b-10 or any other federal or state laws or the applicability of self-regulatory organization rules.

Sincerely,



Matthew A. Daigler
Special Counsel

SUNGARD

SunGard Transaction Network · www.sungard.com/stn · 630-789-4200 tel · 630-789-4235 fax

July 3, 2007

Catherine McGuire, Esq.
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549

SunGard Institutional Brokerage Inc.
CRD No. 8509

Request for "no-action" relief: Electronic Trade Confirmation Service to be offered by SunGard Transaction Network

Dear Ms. McGuire:

SunGard Institutional Brokerage Inc. ("SIBI"), doing business as SunGard Transaction Network ("STN"), proposes to permit broker-dealers that use STN ("Dealer Participants") to provide electronic trade confirmations to users of STN ("System Users").[1] SIBI is writing to seek assurances that the Staff of the Division of Market Regulation will not recommend any enforcement action to the Securities and Exchange Commission ("Commission") under Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule") against Dealer Participants (including SIBI, as applicable) that provide confirmations through STN to System Users that are customers for purposes of the Rule to satisfy their obligations under the Rule.

I. DESCRIPTION OF THE SUNGARD TRANSACTION NETWORK SYSTEM

STN is a trade automation system that connects System Users, including investment advisers, issuers, broker-dealers and custodial banks. STN provides a variety of pre-and post-trade services including: automation of transmissions of "indications of interest", execution routing, affirmation of confirmed trades and allocation of trades to customer subaccounts maintained by

[1] All STN System Users are institutions. Currently, STN System Users include over 1,200 investment advisers, over 300 broker-dealers, and over 1,000 banks.

Dealer Participants, settlement notifications, and a messaging or "mailbox" system. Brokerage services offered as part of STN are provided by SIBI, a broker-dealer registered with the Commission that provides brokerage and other securities services to institutional customers. SIBI does not act as dealer, nor do its registered representatives make investment recommendations. SIBI is an indirect, wholly-owned subsidiary of SunGard Data Systems Inc. In addition to the businesses described above, STN proposes to permit Dealer Participants to provide confirmations to System Users.

II. PROPOSED ELECTRONIC CONFIRMATION TRANSMISSION SERVICE

Currently, Dealer Participants satisfy Rule 10b-10 requirements via methods outside of STN, and consequently may require multiple systems in order to do so. SIBI believes that the provision of confirmations through independent systems may increase the risk of duplicate trades, the risk of incorrect or inconsistent trade entry, and operational costs.

2.1 Confirmations will be provided to all identified parties

Under the STN system, a trade record containing the principal record of the transaction is currently generated and provided to all parties identified to the system as "identified parties" to the trade. Identified parties receiving trade records may include broker-dealers, investment managers, underlying client(s), and custodians. Likewise, the proposed confirmations will be provided to all identified parties. Once a person is named as an identified party by a transaction participant, that person will receive a trade record and confirmation in the manner determined by the transaction participant. If the identified party is a System User, a message can be provided to that System User through STN. If the identified party is not a System User, another means of providing the confirmation can be entered into the system. For example, if a person other than a System User is named as an identified party, and an electronic mail address is provided, then STN will send the trade record and confirmation via electronic mail. The trade records are, and the confirmations will be, transferred via standard industry protocols.

2.2 Confirmations may be provided in respect of "on-network" and "off-network" transactions

To alleviate the need for multiple transmission systems, and to better serve its clients, STN proposes to offer a confirmation generation system to Dealer Participants. The confirmation transmission service will be available both for transactions that are facilitated through STN and for transactions that take place without the use of STN. The use of STN for off-network transactions is limited to those System Users that also use STN for on-network transactions.

For transactions that are facilitated through STN, the transaction information contained in the confirmation would be based on the terms of the transaction that have been agreed to between the System User and the Dealer Participant.

Where the transaction takes place without the use of STN, the confirmation would be based on transaction information that is input into STN by the Dealer Participant. In either case, STN will allow Dealer Participants (a) to notify via electronic mail System Users that a confirmation has been prepared and may be viewed through STN, (b) to provide the confirmation through STN to the System User's STN "mailbox", or (c) to send the confirmation through STN to the System User (and to any identified party) by electronic mail or fax. As noted below, all System Users will be required to consent in writing to the Dealer Participant's provision of confirmations electronically through the facilities of STN.

III. SPECIFIC SCOPE OF RELIEF SOUGHT

3.1 Confirmations to be provided to customers that are System Users

Rule 10b-10 requires that a confirmation be given or sent to each customer at or before completion of a securities transaction. The Commission has noted that in the case of a customer account managed by a fiduciary of the customer, the person to whom a confirmation must be given or sent is the customer, rather than the fiduciary, except in limited circumstances.[2] SIBI seeks assurances that the Staff of the Division of Market Regulation will not recommend any enforcement action under the Rule against Dealer Participants (including SIBI, as applicable) that provide confirmations through STN to System Users that are customers for purposes of the Rule to satisfy their obligations under the Rule.[3] Where the customer to whom a confirmation must be given or sent is other than a System User, Dealer Participants will continue to have a responsibility to give or send confirmations to the customer, as those terms are used for purposes of the Rule.[4]

3.2 Confirmations for transactions settling outside the facilities of DTC only

At this time, STN seeks to offer the proposed confirmation transmission service in respect of securities transactions settling outside the facilities of the Depository Trust Corporation and/or its affiliate clearing agencies. In the future, STN may seek to offer the confirmation transmission service (a) in respect of "depository eligible" transactions, or (b) through an affiliate of SunGard Data Systems other than SIBI. SIBI will consult with the Commission and take all required steps prior to any such modification to the confirmation transmission service.

---

2 *See*, for example, "Proposed Amendments to Rule 10b-10 and Proposed Rulemaking", Exchange Act Release No. 33743 (Mar. 09, 1994) at footnote 3; see also "Confirmation of Transactions", Exchange Act Release No. 34962, (Nov. 10, 1994) at text accompanying footnote 35. *See also* Letter re: Public Securities Association (Sep. 29, 1995).

3 The Commission has, in previous guidance, permitted broker-dealers to provide notice to institutional customers that a confirmation has been made available for access by the broker-dealer and may be viewed by the customer over an electronic system in which the broker-dealer and the customer were both participants. *See, e.g.*, Letter re: TradeWeb LLC (available July 22, 2003) ("Tradeweb").

4 We note, however, that STN or other service providers may be one method used to satisfy the delivery requirement. For example, provided that the guidance set forth by the Commission for electronic delivery of confirmations is followed, a Dealer Participant may use the electronic mail feature of STN to send a confirmation via electronic mail. *See* "Use of Electronic Media by Broker-Dealers, Transfer Agents and Investment Advisers for Delivery of Information", Securities Act Release 7288 (May 9, 1996); *see also* "Use of Electronic Media", Exchange Act Release 42728 (April 28, 2000).

IV. INFORMATION REGARDING THE PROPOSED CONFIRMATIONS AND THE PROPOSED CONFIRMATION SERVICE

Each Confirmation would include all of the information required by the Rule for the transaction. Such information would be provided to STN by the Dealer Participant. In many cases, much of the required information is already inputted or transmitted to STN in the ordinary course of each transaction. STN will, however: (a) accept and incorporate certain "static" terms and conditions (*i.e.*, those terms and conditions relating specifically to the Dealer Participant that would not change on a transaction-by-transaction basis), including modifications to those "static" data, and (b) accept information required by the Rule on a trade-by-trade basis through manual input or an electronic feed from the Dealer Participant. Moreover, STN will permit Dealer Participants to include additional disclosure as they deem necessary, including disclosure not specifically required by Rule 10b-10.

STN proposes to offer Dealer Participants the ability to have confirmations generated and provided to System Users through the STN in a manner that would satisfy the requirements of Rule 10b-10. In addition to the information required pursuant to the Rule, and noted above, the proposed confirmation transmission service will be conducted in accordance with the following guidelines:

- Confirmations will reflect any allocation among subaccounts that has been made by the System User and accepted by the Dealer Participant.
- All information that would normally appear on the back of a paper confirmation, including any additional disclosures that the Dealer Participant may wish to provide that are not required by Rule 10b-10, will be provided with each confirmation. Regardless of the manner in which confirmations are provided, confirmations will be provided in a single, contiguous form.
- STN does not answer questions or become involved in post-transaction discussions between transaction parties. Consequently, confirmations will indicate that System Users should contact the Dealer Participant with which it effected a transaction with any questions.
- For orders placed through STN, STN will display the transaction status as "confirmed" on trade blotters available to STN System Users and to Dealer Participants
- STN System Users will have the ability to view, download, and print confirmations, and will be able to establish default procedures pursuant to which confirmations are downloaded and/or printed automatically. Confirmations will be stored electronically by SIBI and available to Dealer Participants for not less than the period required by SEC Rules 17a-3 and 17a-4.
- Dealer Participants must elect to participate in the proposed electronic trade confirmation transmission service in order to receive system authorization to provide confirmations through STN.

- STN System Users will be required to consent in writing (which writing may be electronic) to the Dealer Participant's provision of confirmations electronically through STN.

V. ANALYSIS OF PROPOSED CONFIRMATION TRANSMISSION SERVICE

SIBI believes that the present request to provide confirmations on behalf of Dealer Participants through the STN system is similar to past no-action relief provided by the Commission.[5] SIBI further believes that the relief presently requested does not present any novel issue to the Commission in respect of the preparation and provision of confirmations on behalf of broker-dealers by electronic data processing networks utilized by such broker-dealers.

The proposed confirmation system presents significant advantages to Dealer Participants and System Users of STN. Dealer Participants and System Users will have ready access to confirmation and confirmation information at the time of the transaction, and Dealer Participants will be able to provide that confirmation through STN instantaneously. STN System Users will be able to view the confirmation via the STN System, print hard copies, and download and electronically store copies of all confirmations.

STN currently maintains detailed electronic records of data entry and transaction information, which records provide a continuous audit trail for STN system trades. In addition, SIBI will retain electronic records of confirmations in accordance with recordkeeping requirements applicable to registered broker-dealers. Such records would be accessible by System Users, and all records relating to the electronic confirmation system will be available for inspection by the Commission.

SunGard STN has in place and will continue to implement adequate safeguards to minimize the risk that any STN system failure will interfere with the prompt provision of confirmations. In particular, the STN electronic confirmation system will have sufficient capacity to handle the volume of confirmations reasonably anticipated to be generated and provided to STN system trades and non-STN system trading clients. The STN system is tested regularly to ensure adequate capacity and response times, and to mitigate the risk of any STN system failures. STN also has back-up facilities and disaster recovery protocols to ensure continuity of service if its primary facilities become inoperable. Moreover, STN's standard security procedures permit only authorized Dealer Participants or System Users (or their authorized service providers) and, where appropriate, certain authorized STN personnel to access the STN system. These procedures are reasonably designed to maintain the proper functioning of the STN system (*e.g.*, by protecting the STN system's operational integrity from computer viruses or other similar threats) and the integrity of data submitted to, and maintained on, the STN system.

Using STN to prepare and provide confirmations will substantially improve the efficiency and reliability of confirmation generation and provision for broker-dealers using STN, by elminating the requirement for multiple resources outside of STN by Dealer Participants. STN's system will also provide a standardized format for the confirmation of transactions between Dealer

---

[5] See, e.g., Tradeweb, *supra*.

Participants and System Users. SIBI also believes that the elimination of back-office duplication, and the ability to use standardized communications, will reduce trade reporting errors, reduce operational risk, and would increase the speed through which the settlement of trades can be processed. Moreover, these benefits would be achieved with minimal incremental costs to those Dealer Participants and System Users that have already established the necessary linkages to the STN system.

VI. CONCLUSION

SIBI respectfully seeks assurances that the Staff of the Division of Market Regulation will not recommend enforcement action to the Commission under the Rule against Dealer Participants (including SIBI, as applicable) that provide confirmations through STN in accordance with the manner described above to System Users that are customers for purposes of the Rule to satisfy their obligations under the Rule.

If you should have any questions regarding this letter, please do not hesitate to contact the undersigned at (630) 789-4200 or Charles S. Gittleman or Russell D. Sacks of Shearman & Sterling LLP at (212-848-4000), outside counsel to STN and SIBI in this matter.

Sincerely,



Robert K. Ward
Chief Operating Officer
SunGard Institutional Brokerage Inc.

cc: Brian A. Bussey, Esq., Securities and Exchange Commission
Matthew A. Daigler, Esq., Securities and Exchange Commission

Charles S. Gittleman, Shearman & Sterling LLP
Russell D. Sacks, Shearman & Sterling LLP

END